Exhibit 3.1
ARTICLES OF AMENDMENT TO THE
RESTATED ARTICLES OF INCORPORATION
OF
TRM CORPORATION
     1. The first sentence of Article III of the Restated Articles of Incorporation is hereby amended to read as follows:
“The authorized capital stock of the Corporation shall consist of 100 million shares of Common Stock, no par value, and 5 million shares of Preferred Stock, no par value.”
     2. The amendment was adopted on July 10, 2008.
     3. The amendment was duly adopted by the board of directors, and shareholder action was required to adopt the amendment. A total of 21,485,619 shares of voting Common Stock were outstanding and entitled to vote on the amendment.
     4. A total of 17,791,390 shares of voting Common Stock were voted in favor of the amendment, 636,372 shares of voting Common Stock were voted against the amendment, and 5,307 shares of voting Common Stock abstained.
Dated: July 10, 2008

TRM Corporation
By:	/s/ Michael J. Dolan
Michael J. Dolan
Chief Financial Officer